1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 12, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT OF 2006 ANNUAL RESULTS

HIGHLIGHTS

*    Consolidated revenue amounted to RMB61,896 million, an increase of 64% over 2005.

*    Consolidated profit attributable to the equity holders of the Company for the year was RMB11,745 million, an increase of 67% over 2005.

*    Consolidated earnings per share for profit attributable to equity holders of the Company was RMB1.03, an increase of 61% over 2005.

*    Production of primary aluminum reached 1.93 million tonnes, an increase of 84% over 2005.

The Board of Directors of Aluminum Corporation of China Limited (Chinese Characters) ("the Company") is pleased to announce the audited annual results of operations of the Company and its subsidiaries (collectively referred to as "the Group") for the year ended December 31, 2006.

CORPORATE INFORMATION

General information of the Company are listed as follows:

Registered name	:	(Chinese Characters)
Name in English	:	Aluminum Corporation of China Limited
Registered address	:	No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
Place of business	:	No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China
100082
Principal place of business	:	Unit 3103, 31/F., Office Tower,
in Hong Kong		Convention Plaza
1 Harbour Road
Wanchai, Hong Kong
Authorized Representative	:	Xiao Yaqing
Company Secretary	:	Liu Qiang
Department for corporate	:	Secretarial Office to the Board
information and inquiry
Telephone for corporate	:	8610 8229 8103
information and inquiry
Places of listing	:	The Stock Exchange of Hong Kong Limited
(the "Hong Kong Stock Exchange")
New York Stock Exchange, Inc ("NYSE")
Name of share	:	CHALCO
Stock Code	:	2600 (HK)
ACH (US)

PRINCIPAL ACTIVITIES

The Group is the largest producer of alumina and primary aluminum in the PRC. It is primarily engaged in the production and sales of alumina and primary aluminum and the related research activities.

FINANCIAL RESULTS

The consolidated revenue of the Group for 2006 amounted to RMB61,896 million, representing a year-on-year increase of 63.63%. The consolidated net profit attributable to the equity holders of the Company for the year was RMB11,745 million, representing a year-on-year increase of 67.26%. Earnings per share for profit attributable to the equity holders of the Company was RMB1.03, representing a year-on-year increase of 60.93%.

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2006

		2006	2005
	Note	RMB'000	RMB'000

Revenue	3	61,896,265	37,826,486
Cost of sales		41,894,313	25,542,555

Gross profit		20,001,952	12,283,931
Selling and distribution expenses	4	958,133	720,497
General and administrative expenses	5	2,092,669	1,489,537
Research and development expenses		113,529	113,381
Other (income) and other (gains)/losses, net	6	(564,619)	(120,720)

Operating profit		17,402,240	10,081,236
Finance costs	8	715,717	366,908

Operating profit after finance costs		16,686,523	9,714,328
Share of (loss)/profit of
jointly controlled entities		(11,419)	372
Share of profit of associates		105,141	26,947

Profit before income taxes		16,780,245	9,741,647
Income tax expense	9	4,393,561	2,495,213

Profit for the year		12,386,684	7,246,434

Attributable to:
Equity holders of the Company		11,744,676	7,022,422
Minority interest		642,008	224,012

		12,386,684	7,246,434

Basic earnings per share for profit attributable to
equity holders of the Company during the year
(expressed in RMB per share)	10	RMB1.03	RMB0.64

Dividends	11	2,190,177	2,364,673

CONSOLIDATED BALANCE SHEET As of December 31, 2006

		2006	2005
	Note	RMB'000	RMB'000

Assets

Non-current assets
Intangible assets		716,145	721,479
Property, plant and equipment		48,637,540	39,773,607
Land use rights		648,604	62,275
Interest in jointly controlled entities		575,794	184,399
Interest in associates		1,273,226	886,375
Available-for-sale financial assets		18,182	10,200
Deferred tax assets		406,915	408,874

Total non-current assets		52,276,406	42,047,209

Current assets
Inventories	12	9,036,382	7,234,731
Accounts receivable	13	2,026,162	961,191
Other current assets	14	1,862,591	1,169,021
Cash and cash equivalents		12,802,775	7,597,727

Total current assets		25,727,910	16,962,670

Total assets		78,004,316	59,009,879

		2006	2005
	Note	RMB'000	RMB'000

Equity

Share capital and reserves attributable to
equity holders of the company
Share capital		11,649,876	11,049,876
Reserves		32,574,858	21,594,563

		44,224,734	32,644,439

Minority interest		3,541,192	1,560,455

Total equity		47,765,926	34,204,894

Liabilities

Non-current liabilities
Borrowings		8,480,736	9,690,493
Deferred tax liabilities		197,070	176,991

Total non-current liabilities		8,677,806	9,867,484

Current liabilities
Accounts payable	15	2,887,473	2,649,249
Other payables and accruals	16	6,870,633	5,585,317
Current income tax liabilities		1,704,509	999,117
Borrowings		10,097,969	5,703,818

Total current liabilities		21,560,584	14,937,501

Total liabilities		30,238,390	24,804,985

Total equity and liabilities		78,004,316	59,009,879

Net current assets		4,167,326	2,025,169

Total assets less current liabilities		56,443,732	44,072,378

Notes to the consolidated financial statements:

1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention except that financial assets and financial liabilities at fair value through profit or loss and available-for-sale financial assets are stated at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

(i)	New standards, amendments to published standards and interpretations which are effective in 2006

*

Amendment to HKAS 39, Amendment to "The fair value option", effective for annual periods beginning on or after January 1, 2006. This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. This amendment has no material impact on the Group's accounting polices, as the Group's existing accounting policies comply with the amended requirements.

*

Amendment to HKAS 39 and HKFRS 4, Amendment "Financial guarantee contracts", effective for annual periods beginning on or after January 1, 2006. This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value, and subsequently measured at the higher of (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. The adoption of this amendment does not have a significant impact on the Group's financial statements.

*

HKFRS 6, "Exploration for and evaluation of mineral resources", effective for annual periods beginning on or after January 1, 2006. It permits an entity to develop an accounting policy for exploration and evaluation assets without specifically considering the requirements of HKAS 8 "Accounting polices, changes in accounting estimates and errors". Thus, an entity adopting HKFRS 6 may continue to use the accounting policies applied immediately before adopting this HKFRS. This includes continuing to use recognition and measurement practices that are part of those accounting policies. This amendment has no material impact on the Group's accounting polices, as the Group's existing accounting policies comply with the amended requirements.

*

HK(IFRIC)-Int 4, "Determining whether an arrangement contains a lease", effective for annual periods beginning on or after January 1, 2006. It requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Some of the Group's contracts are required to be accounted for as leases in accordance with HKAS 17, "Leases". However, these leases are operating leases, and their reclassifications have no impact on the expense recognized in respect of them.

(ii)	New standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following are the new standards and interpretations to existing standards that have been published and are mandatory for accounting periods beginning on or after May 1, 2006 or later periods that the Group has not early adopted:

*

HKFRS 7, "Financial instruments: Disclosures" (effective for annual periods beginning on or after January 1, 2007), HKAS 1, "Amendments to capital disclosures" (effective for annual periods beginning on or after January 1, 2007). HKFRS 7 introduces new disclosures relating to financial instruments. The Group has assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of HKAS 1. The Group will adopt HKFRS 7 and the amendment to HKAS 1 from annual periods beginning January 1, 2007.

*

HK(IFRIC)-Int 8, Scope of HKFRS 2 (effective for annual periods beginning on or after May 1, 2006). HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments - where the identifiable consideration received is less than the fair value of the equity instruments issued - to establish whether or not they fall within the scope of HKFRS 2. The Group will apply HK(IFRIC)-Int 8 from January 1, 2007, but it is not expected to have any significant impact on the Group's financial statements.

*

HK(IFRIC)-Int 9, "Reassessment of Embedded Derivatives" (effective for annual periods beginning on or after June 1, 2006). Management believes that this interpretation should not have significant impact on the Group's accounting policies as the Group has already assessed whether embedded derivatives should be separated using principles consistent with HK(IFRIC)-Int 9.

*

HK(IFRIC)-Int 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006). HK(IFRIC)-Int 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet date. The Group will apply HK(IFRIC)-Int 10 from January 1, 2007, but it is not expected to have any significant impact on the Group's financial statements.

*

HK(IFRIC)-Int 11, "HKFRS 2 - Group and treasury share transfer" (effective for annual periods beginning on or after March 1, 2007). This interpretation addresses how certain share-based payment arrangements between group companies should be accounted for in the financial statements. The Group will apply HK(IFIC)-Int 11 from January 1, 2008 but it is not expected to have any significant impact on the Group's financial statements.

(iii)	Interpretation to existing standards that are not yet effective and not relevant to the Group's operations

The following interpretation to existing standards has been published that is mandatory for accounting periods beginning on or after May 1, 2006 or later periods which is not relevant to the Group's operations:

*

HK(IFRIC)-Int 7, Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economies (effective from March 1, 2006). HK(IFRIC)-Int 7 provides guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of a hyperinflationary economy as its functional currency, HK(IFRIC)-Int 7 is not relevant to the Group's operations.

(iv)	Standards, amendments and interpretations effective in 2006 but not relevant to the Group's operations

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after January 1, 2006 but which are not relevant to the Group's operations.

*	HKAS 19 Amendment - Employee Benefits;
*	HKAS 21 Amendment - New Investment in a Foreign Operation;
*	HKAS 39 Amendment - Cash Flow Hedge Accounting of Forecast Intragroup Transactions;
*	HKFRS 1 Amendment - First-time Adoption of Hong Kong Financial Reporting Standards;
*	HK(IFRIC)-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and
*	HK(IFRIC)-Int 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment

2.	Business combinations - Group

During 2006, the Group completed the acquisition of the following entities incorporated and operated in the PRC, which are engaged in the manufacturing and trading of primary aluminum products.

		Equity	Consideration
Date of acquisition	Name of entity	interest acquired	paid/payable
			RMB'000

March 11, 2006	Fushun Aluminum Co., Ltd (Chinese Characters)
	("Fushun Aluminum")	100%	500,000
July 15, 2006	Zunyi Aluminum Co., Ltd (Chinese Characters)
	("Zunyi Aluminum")	61.29%	202,251
July 18, 2006	Shandong Huayu Aluminum and Power Co., Ltd.
	(Chinese Characters)("Shandong Huayu")	55%	412,252
September 19, 2006	Gansu Hualu Aluminum Co., Ltd
	(Chinese Characters)("Gansu Hualu")	51%	270,300

			1,384,803

The English names of certain subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have official English names.

The acquired businesses contributed revenues in aggregate of RMB3,924,075,000 (2005: Nil) and net profits of RMB458,060,000 (2005: Nil) to the Group for the period from the respective dates of acquisition to December 31, 2006. Had all the acquisitions been occurred on January 1, 2006, the acquired businesses would have contributed in aggregate revenues of RMB4,593,000,000 (2005: Nil) (unaudited) and net profits of RMB495,000,000 (2005: Nil) (unaudited) to the Group for the period from January 1, 2006 to December 31, 2006. Contributions by each acquisition are summarized below:

Contribution by the acquired	Had the acquisitions took place
business from the respective dates of	on January 1, 2006,
acquisition to December 31, 2006	contribution by the acquired business
	Revenue	Net profit	Revenue	Net profit
			(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	RMB'000

Fushun Aluminum	1,607,961	86,240	1,697,947	87,596
Zunyi Aluminum	718,455	153,696	1,297,348	189,584
Shandong Huayu	1,020,194	129,469	1,020,194	129,469
Gansu Hualu	577,465	88,655	577,465	88,655

	3,924,075	458,060	4,592,954	495,304

Details of net assets acquired and excess of cost over acquired interest of the above businesses during 2006 in aggregate are as follows:

RMB'000

Purchase consideration - cash	1,384,803
Fair value of net identifiable assets acquired (See below)	1,562,775

Excess of interest in the net fair value of net assets acquired over cost	177,972

The fair values of the assets and liabilities arising from each acquisition are as follows:

Fushun Aluminum	Zunyi Aluminum	Huayu Aluminum	Hualu Aluminum	Total
	Acquiree's		Acquiree's		Acquiree's		Acquiree's		Acquiree's
	carrying	Fair	carrying	Fair	carrying	Fair	carrying	Fair	carrying	Fair
	amounts	value	amounts	value	amounts	value	amounts	value	amounts	value
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Property, plant and
equipment	832,546	832,546	585,711	673,153	1,659,986	1,665,169	829,798	830,065	3,908,041	4,000,933
Land use rights	194,175	194,175	53,285	91,379	110,737	119,552	172,252	172,252	530,449	577,358
Inventories	171,208	171,208	60,068	60,068	204,379	204,379	230,802	230,802	666,457	666,457
Deferred tax assets	-	-	22,821	22,821	-	-	10,353	10,353	33,174	33,174
Receivables	5,826	5,826	142,569	142,569	10,000	10,000	230,556	230,556	388,951	388,951
Cash and cash equivalents	1,392	1,392	241,402	241,402	-	-	269,879	269,879	512,673	512,673
Payables and accruals	(122,374)	(122,374)	(225,989)	(225,989)	(472,552)	(472,552)	(412,491)	(412,491)	(1,233,406)	(1,233,406)
Borrowings	(581,400)	(581,400)	(537,100)	(537,100)	(613,050)	(613,050)	(798,170)	(798,170)	(2,529,720)	(2,529,720)

Net assets	501,373	501,373	342,767	468,303	899,500	913,498	532,979	533,246	2,276,619	2,416,420

Minority interest		-		(181,281)		(411,074)		(261,290)		(853,645)

Net assets acquired		501,373		287,022		502,424		271,956		1,562,775

Purchase consideration	1,384,803
Purchase consideration remained unsettled as of December 31, 2006 (included in other payables)	(400,000)
Cash and cash equivalents in subsidiaries acquired	(512,673)

Cash outflow on acquisitions	472,130

There were no acquisitions of subsidiary during the year ended December 31, 2005.

3.	Turnover, revenue and segment information

The Group is principally engaged in the production and distribution of alumina and primary aluminum. Revenues recognized during the year are as follows:

	2006	2005
	RMB'000	RMB'000

Revenue
Sales of goods and services, net of value-added tax	61,015,134	37,110,319

Other revenues (Note (a))
Rendering of services (Note (b))	138,401	114,211
Sales of scrap and other materials	376,598	303,200
Supply of electricity, heat, gas and water	366,132	298,756

	881,131	716,167

Total revenues	61,896,265	37,826,486

Notes:

(a)

Total other revenues and related cost of sales were previously classified as "net other revenues and gains" for the year ended December 31, 2005, they were separately presented as part of the total revenue and cost for goods sold, respectively, in the income statement for the year ended December 31, 2006.

(b)	Rendering of services mainly comprises revenues from the provision of transportation, machinery processing and production design services.

Primary reporting format - business segments The Group is organized in the PRC into two main business segments:

*	Alumina segment - comprising mining and processing of bauxite into alumina and the associated distribution activities.

*	Primary aluminum segment - comprising production of primary aluminum and the associated distribution activities.

In addition, the Group also provides other services.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina and primary aluminum business carried out by Zhengzhou Research Institute and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

All inter-segment and inter-plant sales are made at prices approximate to market prices.

Segment assets consist primarily of intangible assets, property, plant and equipment, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment. Segment liabilities consist primarily of operating liabilities and exclude liabilities not dedicated to a particular segment.

Capital expenditure comprises additions to intangible assets and property, plant and equipment, including additions resulting from acquisitions through purchases of subsidiaries, investments in jointly controlled entities and associates.

Year ended December 31, 2006

			Corporate
	Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Unallocated	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	27,008,668	33,256,788	749,678	-	-	61,015,134
Inter-segment sales	10,603,395	-	-	(10,603,395)	-	-

	37,612,063	33,256,788	749,678	(10,603,395)	-	61,015,134

Operating profit (loss)/
Segment results	13,341,914	4,476,108	(54,493)	(162,509)	(198,780)	17,402,240

Finance costs						(715,717)
Share of loss of
jointly controlled entities	-	(11,419)	-	-	-	(11,419)
Share of profit of associates	-	105,141	-	-	-	105,141

Profit before income taxes						16,780,245
Income taxes						(4,393,561)

Profit for the year						12,386,684

Other segment items included in the income statement are as follow:

Depreciation and amortization (Note 7)	2,014,922	1,360,283	19,967	-	101,768	3,496,940
Impairment loss on property,
plant and equipment (Note 7)	21,976	10,327	-	-	-	32,303
Provision for
obsolete inventories (Note 7)	29,350	17,019	-	-	-	46,369
Provision for impairment
of receivables (Note 7)	2,612	8,447	1,049	-	-	12,108

Year ended December 31, 2005

			Corporate
	Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Unallocated	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	22,853,792	14,128,496	128,031	-	-	37,110,319
Inter-segment sales	5,191,749	-	-	(5,191,749)	-	-

	28,045,541	14,128,496	128,031	(5,191,749)	-	37,110,319

Operating profit (loss)/
Segment results	10,312,306	231,940	(48,438)	(107,968)	(306,604)	10,081,236

Finance costs						(366,908)
Share of loss of
jointly controlled entities	-	372	-	-	-	372
Share of profit of an associates	-	26,947	-	-	-	26,947

Profit before income taxes						9,741,647
Income taxes						(2,495,213)

Profit for the year						7,246,434

Other segment items included in the income statement are as follow:

Depreciation and amortization (Note 7)	1,713,281	743,264	41,177	-	27,222	2,524,944
Impairment loss on property,
plant and equipment (Note 7)	4,225	-	-	-	-	4,225
Provision for obsolete inventories (Note 7)	11,337	1,847	-	-	-	13,184
Provision for impairment
of receivables (Note 7)	19,566	5,267	635	-	-	25,468

The segment assets and liabilities as of December 31, 2006 for the year then ended are as follows:

		Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Unallocated	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Assets	42,512,021	25,776,569	8,647,645	(1,028,076)	2,096,157	78,004,316
Liabilities	7,070,077	11,463,285	8,700,147	(1,028,076)	4,032,957	30,238,390
Capital expenditure	3,554,884	4,324,238	122,214	-	692,986	8,694,322

The segment assets and liabilities as at 31 December 2005 for the year then ended are as follows:

		Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Unallocated	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Assets	35,445,213	16,563,819	6,153,200	(643,867)	1,491,514	59,009,879
Liabilities	9,373,274	6,332,311	4,767,800	(643,867)	4,975,467	24,804,985
Capital expenditure	5,369,606	2,793,892	124,811	-	129,623	8,417,932

Secondary reporting format - geographical segments

The Group's operations are principally carried out in the PRC and the related assets are located there. Accordingly, no geographical segments are presented.

4.	Selling and distribution expenses

	2006	2005
	RMB'000	RMB'000

Transportation and loading	567,522	396,652
Packaging expenses	183,871	157,570
Port expenses	44,147	32,197
Salaries and welfare expenses	28,615	30,939
Sales commission and other handling fee	16,150	23,206
Marketing and advertising (Note)	39,073	33,780
Depreciation - non production property, plant and equipment	4,242	2,473
Others	74,513	43,680

	958,133	720,497

Note:

Marketing and advertising expenses were previously classified as "general and administrative expenses" for the year ended December 31, 2005. They were reclassified as "selling and distribution expenses" for the year ended December 31, 2006.

5.	General and administrative expenses

	2006	2005
	RMB'000	RMB'000

Salaries and welfare expenses	561,149	466,196
Taxes other than income taxes (Note)	599,291	383,925
Depreciation - non production property, plant and equipment	96,883	73,504
Amortization - land use rights (Note 7)	35,298	10,671
Traveling and entertainment	152,859	84,023
Utilities and office supplies	60,473	47,442
Repairs and maintenance	33,883	23,209
Insurance	54,512	46,539
Rental expenses
- Head office	57,045	45,217
- Other branches and subsidiaries	37,668	12,783
Pre-operation expenses	7,934	42,379
Legal and professional fees	73,979	44,971
Auditor's remuneration
- audit fees	30,000	14,660
- audit related fees	4,253	9,291
- other fees	781	978
Others	286,661	183,749

	2,092,669	1,489,537

Note: Taxes other than income taxes mainly comprise land use, property tax and stamp duty.

6.	Other income and other gains/ losses, net

	2006	2005
	RMB'000	RMB'000

Other income
Interest income	183,514	89,363
Income from held-to-maturity investments	-	193
Interest waived (Note (a))	-	14,711
Government grants (Note (b))	58,515	5,440

	242,029	109,707

Other gains/ (losses)
Realized and unrealized gain on future contracts, net	86,633	5,760
Gain on sales of financial assets at
fair value through profit or loss	-	5,582
Excess of interest in the net fair value of
net assets acquired over cost arising from acquisitions of
- subsidiaries	177,972	-
- an associate	57,928	-
Others	57	(329)

	322,590	11,013

	564,619	120,720

Notes:

(a)

In 2005, the Company entered into an interest waiver agreement with the State Development Planning Commission to settle in full of the outstanding loans of RMB19 million, under which the outstanding interest payable on the outstanding loans was waived.

(b)	The Group obtained and recognized government grants as income in respect of certain qualified technical improvement projects and capital investments.

7.	Expenses charged to the income statement

	2006	2005
	RMB'000	RMB'000

Amortization of intangible assets	24,204	36,396
Amortization of land use rights (Note 5)	35,298	10,671
Depreciation of property, plant and equipment, net of capitalization in inventories	3,437,438	2,477,877
Loss on disposal of property, plant and equipment	55,579	63,355
Impairment loss on property, plant and equipment (Note 3)	32,303	4,225
Operating lease rentals in respect of land and buildings	334,357	242,619
Provision for obsolete inventories (Note 3)	46,369	13,184
Provision for impairment of receivables (Note 3)	12,108	25,468

8.	Finance costs

	2006	2005
	RMB'000	RMB'000

Interest on borrowings	867,472	708,600
Less: Amount capitalized in construction in progress (Note (a))	(193,857)	(304,122)

	673,615	404,478
Exchange loss/(gain), net (Note (b))	42,102	(37,570)

	715,717	366,908

Note:

(a)	Borrowing costs arising on financing entered into for the construction of production facilities were capitalized during the year as property, plant and equipment.

The above capitalization rate used was 5.15% (2005: 5.21%) per annum representing the borrowing cost of the loan used to finance the construction of production facilities.

(b)	The net exchange gain for the year ended December 31, 2006 was mainly related to the issuance of new H shares whereby the proceeds were received in Hong Kong Dollar.

9.	Income tax expense

(a)	The amount of taxation charged to the income statement represents:

	2006	2005
	RMB'000	RMB'000

Current taxation:
PRC enterprise income tax	4,382,581	2,627,246
Over provision in prior years	(44,232)	(40,466)
Deferred tax	55,212	(91,567)

	4,393,561	2,495,213

10.	Earnings per share

The calculation of basic earnings per share is based on the Group's profit attributable to equity holders of the Company for the year ended December 31, 2006 of RMB11,744,676,000 (2005: RMB7,022,422,000) and the weighted average number of 11,439,465,194 shares (2005: 11,049,876,153 shares) in issue during the year.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

11.	Dividends

	2006	2005
	RMB'000	RMB'000

Interim - RMB0.19 (2005: Nil) per share	2,190,177	-
Proposed final - (Note) (2005: RMB0.21) per share	-	2,364,673

	2,190,177	2,364,673

Note:

Please refer to The dividend section below.

12.	Inventories

	2006	2005
	RMB'000	RMB'000

Raw materials	3,337,349	3,016,770
Work in progress	3,199,175	2,144,369
Finished goods	1,929,092	1,489,061
Production supplies	570,766	584,531

	9,036,382	7,234,731

The cost of inventories recognized as expenses and included in cost of goods sold in the consolidated income statement amounted to RMB41,016,734,000 (2005: RMB24,822,109,000).

13.	Accounts receivable

	2006	2005
	RMB'000	RMB'000

Trade receivables	671,178	457,556
Less: Provision for impairment of receivables	(312,572)	(278,395)

	358,606	179,161

Trade receivables from related parties	254,232	246,919
Less: Provision for impairment of receivables	(156,406)	(176,458)

	97,826	70,461

	456,432	249,622
Bills receivable (Note)	1,569,730	711,569

	2,026,162	961,191

Certain of the Group's sales were on advance payment or documents against payment. In respect of sales to large or long-established customers, subject to negotiation, a credit period for up to one year may be granted. As of December 31, 2006, the aging analysis of trade receivables, net of provision, was as follows:

	2006	2005
	RMB'000	RMB'000

Within 1 month	304,522	112,013
Between 2 and 6 months	113,671	55,670
Between 7 and 12 months	8,552	39,973
Between 1 and 2 years	10,627	21,530
Over 2 years	19,060	20,436

	456,432	249,622

Note:

Bills receivable are bills of exchange with maturity dates within six months.

14.	Other current assets

	2006	2005
	RMB'000	RMB'000

Purchase deposits to suppliers	1,072,882	652,225
Deposits and prepayments	350,295	183,962
Value-added tax recoverable	107,454	42,073
Financial assets at fair value through profit or loss (Note)	-	5,540
Interest receivable	28,267	180
Other receivables	74,001	36,775

	1,632,899	920,755
Receivables from related parties	229,692	248,266

	1,862,591	1,169,021

Notes:

As of December 31, 2005, financial assets at fair value through profit or loss represented PRC treasury bonds and were disposed of during 2006.

As of December 31, 2006, the balances of the Group were stated net of provision for doubtful receivables of RMB270,743,000 (2005: RMB249,428,000).

The maximum exposure to credit risk in respect of the above current assets at the reporting date is the fair value of each class of receivable mentioned above. The Group does not hold any collateral as security.

15.	Accounts payable

	2006	2005
	RMB'000	RMB'000

Trade payables	2,651,048	2,584,557
Trade payables to related parties	188,415	54,526

	2,839,463	2,639,083
Bills payable (Note)	48,010	10,166

	2,887,473	2,649,249

As of December 31, 2006, the aging analysis of the trade payables was as follows:

	2006	2005
	RMB'000	RMB'000

Within 1 month	2,306,560	1,804,096
Between 2 and 6 months	434,248	639,520
Between 7 and 12 months	871	131,596
Between 1 and 2 years	46,348	22,806
Between 2 and 3 years	5,557	7,279
Over 3 years	45,879	33,786

	2,839,463	2,639,083

Note:

Bills payable are repayable within six months.

16.	Other payables and accruals

	2006	2005
	RMB'000	RMB'000

Construction costs payable	1,561,500	1,629,934
Sales deposits from customers	1,577,694	1,571,884
Accrued payroll and bonus	1,027,737	934,869
Staff welfare payable	304,356	221,898
Accrued contributions to
retirement schemes	21,843	12,174
Taxes other than income
taxes payable (Note (a))	454,033	256,990
Unrealized loss on
futures contracts (Note (b))	5,703	8,360
Consideration payable in respect
of acquisition of business	400,000	-
Retention monies on construction projects	131,083	54,766
Dividend payable	40,808	-
Others	409,127	238,615

	5,933,884	4,929,490
Amount due to related parties	936,749	655,827

	6,870,633	5,585,317

Note:

(a)	Taxes other than income taxes payable mainly comprise accruals for value-added tax, land use tax and city construction tax.

(b)	The fair value of futures contracts are based on quoted market prices. As of December 31, 2006, the Group's position in futures contracts and options of aluminum is as follows:

As of December 31, 2006	As of December 31, 2005

		Contract	Market	Unrealized			Contract	Market	Unrealized
	Tonnes	value	value	gain/(loss)	Maturity	Tonnes	value	value	gain/(loss)	Maturity
			RMB'000	RMB'000	RMB'000			RMB'000	RMB'000	RMB'000

Futures contracts:
- Short	13,500	283,896	295,042	(11,146)	January	5,000	83,644	92,004	(8,360)	February
					2007 to					2007 to
					April 2007					May 2007

- Long	20,000	438,423	440,178	1,755	January
					2007

Options:
- Sales	31,000	23,543	19,855	3,688	January
					2007 to
					December
					2007

				(5,703)					(8,360)

SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG AND IN UNITED STATES (UNAUDITED)

The consolidated financial statements for the years ended December 31, 2005 and December 31, 2006 have been prepared in accordance with HKFRS, and are the accounting principles generally accepted in Hong Kong which may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by U.S. GAAP.

Effect on net income of significant differences between HKFRS and U.S. GAAP is as follows:

		2005	2006	2006
	Note	RMB'000	RMB'000	RMB'000

Net income under HKFRS		7,246,434	12,386,684	1,587,202
U.S. GAAP adjustments:
Depreciation of revalued property,
plant and equipment	(a)	269,999	269,999	34,597
Unrecognized of excess of interest in the
net fair value of net assets acquired over cost	(c)	-	(224,950)	(28,825)
Amortization of revalued mining rights	(d)	9,307	9,307	1,193
Minority interest	(e)	(224,012)	(642,008)	(82,265)
Income tax effect of U.S. GAAP adjustments	(f)	(72,561)	(72,561)	(9,298)

Net income under U.S. GAAP		7,229,167	11,726,471	1,502,604

Basic and diluted net income per
share under U.S. GAAP		RMB0.65	RMB1.03	US$0.13

Effect on equity of significant differences between HKFRS and U.S. GAAP is as follows:

		2005	2006	2006
	Note	RMB'000	RMB'000	RMB'000

Equity under HKFRS		34,204,894	47,765,926	6,120,619
U.S. GAAP adjustments:
Revaluation of property, plant and equipment,
net of related depreciation	(a)	(2,591,718)	(2,321,719)	(297,500)
Amortization of goodwill	(b)	73,944	73,944	9,475
Unrecognized excess of interest in the
net fair value of net assets acquired over cost	(c)	-	(224,950)	(28,825)
Revaluation of mining rights,
net of related amortization	(d)	(243,114)	(233,807)	(29,960)
Minority interest	(e)	(1,560,455)	(3,541,192)	(453,760)
Income tax effect of U.S. GAAP adjustments	(f)	837,444	764,881	98,010

Equity under U.S. GAAP		30,720,995	42,283,083	5,418,059

In preparing the summary of differences between HKFRS and U.S. GAAP, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets and income taxes. Actual results could differ from those estimates.

(a)	Revaluation of property, plant and equipment

Under HKFRS, property, plant and equipment transferred from Chinalco to the Group were accounted for under the acquisition accounting. As a result, the Group's property, plant and equipment were revalued at fair value under HKFRS. Under U.S. GAAP, the new cost basis for the property, plant and equipment was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

(b)	Amortization of goodwill

Until December 31, 2004, under HKFRS, goodwill resulting from acquisitions under purchase accounting is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under U.S. GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. In accordance with the provisions of HKFRS 3 effective from January 1, 2005, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing. Accordingly, except for the differences recognized in prior years, there is no difference between HKFRS and U.S. GAAP in relation to amortization of goodwill.

(c)	Unrecognizing of excess of interest in the net fair value of net assets acquired over cost

Excess of interest in the net fair value of net assets acquired over cost arise from business combination or acquisition. Under HKFRS, the identification and measurement of acquiree's identifiable assets, liabilities and contingent liabilities are re-assessed. Any excess remaining after reassessment is recognized in income statement immediately. Under U.S. GAAP, any excess after reassessment is used to reduce proportionately the fair values assigned to non-current assets (with certain exceptions). Any remaining excess is recognized in the income statement immediately as an extraordinary gain.

(d)	Revaluation of mining rights

As part of the Group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341,000. Under HKFRS, mining rights acquired are capitalized and stated at acquisition cost less accumulated amortization and accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under U.S. GAAP, the new cost basis was not established for the Group as the transfer was a transaction under common control.

(e)	Minority interest

Under HKFRS, minority interest is included as a component of equity and profit and loss attributable to minority interest is included as a component of the Company's total net income. Under U.S. GAAP, minority interest is excluded from equity and presented as a separate item before net income.

(f)	Income tax effect of U.S. GAAP adjustments

Under U.S. GAAP, deferred taxes relating to the reversal of the property, plant and equipment revaluation, mining rights and the effect of unrecognized of excess of interest in the net fair value of net assets acquired over cost are recognized.

(g)	Other disclosure: Effects of tax holiday

Three branches and a subsidiary of the Company located in the western region of China were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations of the three branches and of the subsidiary in specified regions with effect from January 1, 2001 for a ten-year period to December 31, 2010 and from January 1, 2003 for a nine-year period to December 31, 2011, respectively, as long as they continue to engage in qualified operations in their respective regions.

A subsidiary of the Company, located in Xining Economic and Technology Developing District had registered and commenced business in October 2003. Pursuant to Qinghai Province Development of Western Region Policy (Qing Zheng [2003] No.35), starting from the commencement of its business, the subsidiary is exempted from PRC income tax for the first 5 years and is at a preferential rate of 15% for the years after.

Pursuant to the Statement on Supporting Fund for Development of Enterprises issued by the local government of Caolu Town, Pudong New Areas, Shanghai, a subsidiary was exempted from PRC income tax for the first year and at a preferential rate of 15% for the two years after.

A subsidiary is granted a tax concession and is taxed at a rate of 15% from January 1, 2005 for a 5-year period to December 31, 2010.

The aggregate amount and effects on earnings per share of the tax holiday under U.S. GAAP are as follows:

	2005	2006	2006
	RMB'000	RMB'000	US$'000

The aggregate dollar effect of tax holiday	606,478	1,032,399	132,289
Effect on earnings per share - basic	RMB0.05	RMB0.09	US$0.01

DIVIDEND

Given the pending A share listing by the Company and the acquisitions of Shandong Aluminum Industry Co., Ltd (Chinese Characters) ("Shandong Aluminum") and Lanzhou Aluminum Co., Ltd. (Chinese Characters)("Lanzhou Aluminum") by the Company, the Company will after completion of the proposed A share listing and the acquisitions of Shandong Aluminum and Lanzhou Aluminum declare the final dividend for the year 2006, which, based on 35% of the profit after tax and after deducting the interim dividend paid, would amount to a distributable profit of approximately RMB1,482,633,000. Such dividend, when declared, will be distributed to the new and existing shareholders of the Company. Due to the same reason, both Shandong Aluminum and Lanzhou Aluminum do not declare final dividend for the year 2006 and their retained earnings and reserves are distributable to the Company after the completion of the acquisitions.

PRODUCT MARKET REVIEWS

The price of aluminum, as an important raw material, is increasingly tied to the global economic changes and changes to the PRC macro-economy. The stable growth of the western developed economies and the steady economic growth of the PRC have a significant impact on the aluminum market.

PRIMARY ALUMINUM MARKET

Year 2006 saw a steady and rapid growth in the US, Europe, Japan and other western economies. As driven by the continual growth of funds, consumption demand and energy shortage, the international aluminum price has stayed at a high level. In year 2006, the lowest price of three-month primary aluminum futures on London Metals Exchange ("LME") was approximately US$2,220 per tonne, the highest price was US$3,310 per tonne and the average price was US$2,591 per tonne, a year-on-year increase of 36.4%. In the PRC, despite the further increase of aluminum export tax to 15% on November 1, 2006, the aluminum price in the PRC market maintained at a high level due to the hiking aluminum price in the international market and the booming aluminum consumption from the robust PRC national economy. The highest, lowest and average price of three-month aluminum futures on the Shanghai Futures Exchange ("SHFE") was RMB24,520 per tonne, RMB18,130 per tonne and RMB20,136 per tonne, respectively, representing a year-on-year increase of 19.5%.

The global output of primary aluminum for 2006 was approximately 33.97 million tonnes, representing a year-on-year increase of 6.4%. The PRC's primary aluminum output continued a rapid growth to approximately 9.35 million tonnes, representing a year-on-year increase of 19.7%. The global aluminum consumption was 34.33 million tonnes, representing a year-on-year increase of 7.7%. The continual rapid growth of the PRC's economy boosted the fast growth of aluminum consumption in a wide range of industries including construction, transportation, packaging, aviation and aerospace. Accordingly, the domestic aluminum consumption for 2006 was approximately 8.67 million tonnes, representing a year-on-year increase of 22.6%.

ALUMINA MARKET

The CIF price of alumina imported to China from overseas reached a record high of US$650 per tonne in June 2006. Affected by the rapid expansion in the PRC's new alumina production capacity and output, the international spot price began to weaken from August and bottomed at approximately US$200 per tonne in November, representing a nosedive of 69% from the peak. The yearly average price was US$445 per tonne, still representing a year-on-year increase of 20.3%. The highest and lowest spot price of domestic alumina was RMB6,500 per tonne and RMB2,300 per tonne respectively. The yearly average selling price of the Group's alumina was RMB4,107 per tonne, representing a year-on-year increase of 7.4%.

The global output of alumina for 2006 was approximately 68.58 million tonnes, representing a year-on-year increase of 12.0%. The global alumina consumption continued its fast momentum to approximately 66.40 million tonnes, representing a year-on-year increase of 6.4%. Due to the significant expansion of the PRC's new alumina production capacity, domestic supply of alumina in 2006 increased, thereby relieving procurement pressure of the international spot market. Domestic output of alumina reached approximately 13.70 million tonnes, representing a year-on-year increase of 61%, while its demand reached approximately 19 million tonnes, representing a further year-on-year increase of 14.3%. In 2006, the imported alumina amounted to approximately 6.91 million tonnes, representing a year-on-year decrease of 1.6%.

BUSINESS REVIEW

In 2006, the Group accurately assessed the market trends and seized strategic opportunities to make timely adjustment to its product mix. The Group consolidated its core competitiveness by scientifically improving its sustainable growth capability and has recorded a steady growth both in production volume and profit.

Enhanced overall competitiveness. By actively analyzing and assessing the product market trends and by focusing on strategic planning and execution, the Group has through capital operation adequately taken advantage of the strategic market opportunities, and the Group's total assets reached RMB78 billion. The principal operations of the Company have rapidly expanded and its financial indicators have further improved, advancing further the overall competitiveness of the Group.

Through merger and acquisition of aluminum assets, the Group expanded its primary aluminum production capacity from 1.50 million tonnes at the end of 2005 to 2.48 million tonnes at the end of 2006, inclusive of the 160,000 tonnes total annual production capacity of Lanzhou Aluminum and the 270,000 tonnes total annual production capacity of Jiaozuo Wanfang in which the Group owns equity interest of 28% and 29%, respectively. By further improving the production chain of alumina and aluminum, the intra-group utilization ratio of alumina was increased to 40% for 2006 from 26% for 2005, thereby strengthening the market risks resistance of the Group. During 2006, the Group acquired and established the following primary aluminum subsidiaries:

		shareholdings
	Production	held by
Name of subsidiary	capacity	the Company	Date of acquisition
	( tonnes)

Shanxi Huasheng Aluminum Co. Ltd. ("Shanxi Huasheng")	220,000	51%	March 2006
Fushun Aluminum	140,000	100%	March 2006
Shandong Huayu	100,000	55%	July 2006
Zunyi Aluminum	110,000	61.3%	July 2006
Gansu Hualu	127,000	51%	September 2006
Jiaozuo Wanfang	272,000	29%	September 2006

Total	969,000

In May 2006, the Company, by successfully completing a placement of 600,000,000 new H shares, raised total net proceeds of approximately RMB4.39 billion, which provided further funds to enable the Group to achieve its development goals.

In May 2006, the Company successfully issued short-term bonds with a par value of RMB100 each in PRC, bearing an effective interest rate of 3.13% and a maturity period of 1 year, for a total principal amount of RMB3 billion in the domestic market. The total net proceeds raised by the issue were approximately RMB2,988 million. In December 2006, the Company successfully issued short-term bonds with a total principal amount of RMB 2 billion at a par value of RMB100 each in PRC, bearing an effective interest rate of 3.44% and a maturity period of 1 year, for net proceeds of approximately RMB1,925 million.

Record highs for major products' output. The Group implemented standardized quantitative management to improve its production foreseeability and controllability. The major products output of the Group maintained a steady growth, due mainly to timely adjustments of the production organization strategy according to market changes, which further improved the modes of production management and shortened the commencement time for production of a project. In 2006, the Group's production volume of alumina amounted to 8.83 million tonnes, representing a year-on-year increase of 23%. The production volume of alumina chemicals was 1.1 million tonnes, representing a year-on-year increase of 17%. The production volume of primary aluminum products amounted to 1.93 million tonnes (inclusive of 170,000 tonnes being the total annual production volume of Lanzhou Aluminum and 70,000 tonnes being the total annual production volume of Jiaozuo Wanfang), representing a year-on-year of increase 84%.

Expedite overseas expansions. The Group has established its modes for overseas investment and management and the overseas projects are in smooth progress.

Aurukun project in Australia

On September 15, 2006, the Group, through its own efforts, was selected as the preferred developer of the Aurukun project. The Group is the first PRC enterprise ever to obtain large-scale bauxite resources in a western developed country by virtue of its own comprehensive capabilities in technologies, management and investment. Currently, the Group's working team is negotiating with the Queensland government and the aborigines and the Group expects to sign the Aurukun project development agreement with the Queensland Government to obtain the mining rights development license for Aurukun bauxite project, as well as to enter into the land use agreement with the aborigines by the end of March 2007. From then on, the feasibility study is expected to commence.

Dak Nong project in Vietnam

In 2006, through close cooperation with Vietnam National Coal Corporation, the Group made a number of preliminary preparations relating to the project, which included completing the plant site investigation and ore washing testings, as well as finalizing the amendments to the preliminary feasibility study, which has since been submitted. On November 16, 2006, the parties entered into a cooperation agreement regarding the Dak Nong Project, representing a significant phase of its development. The Group expects to complete the feasibility study report of the project and to obtain the approval in August 2007, and aims to complete the final negotiation of the joint venture agreement in the third quarter of 2007 and to obtain the approval of the PRC and Vietnam governments before the end of 2007.

Guinea bauxite exploring project

Since 2006, the Group has made various preliminary preparations for the bauxite exploring project in Guinea, including field investigation by expert team, preparing the bauxite registered area exploration, design proposal for proposing the overall planning exploration arrangement, and formally submitting the exploration plan to the Ministry of Mines of Guinea. Currently, it is geared up for all-around on-spot works.

Brazil project

Since 2006, the Group has been discussing and negotiating on the contents of the feasibility study and the product market of the joint venture with Companhia Vale do Rio Doce ("CVRD").

Strengthened control on resources. With strengthened control on resources, the Group established and improved a resource protection system by focusing on the exploration, development, supply and management of bauxite resources. In 2006, by expanding acquisition of bauxite resource rights, the Group's bauxite resources have increased by 118 million tonnes. Through mine renovation and construction, the Group's own production of bauxite increased by 38% as compared with the same period last year. Additionally, the Group duly adjusted its bauxite source structure in order to further rationalize it mining resources supply structure. The Group also centralized the management of all mines under the Company's mining branch, thereby forming a an integrated resource acquisition mechanism.

Development of resources recycling and conservation. The Group has set up development goals and implementation policy for recycling and conservation of resources to build up itself as a resource conservation enterprise. In 2006, the Group has further improved its technical and economic indicators by realizing energy saving equivalent to 1,200,000 tonnes of normal coal over the year. The Group also increased the water recycling rate by increasing the re-utilization rate of water resources.

Accelerated technological innovation. By accelerating the building up of technological platforms and strengthening of R&D and technical innovation as well as their integrating effects, the Group has realized industrialization of its innovative proprietary results. In 2006, the Group accomplished the development and industrial applications of three key technologies special projects and promoted the applications of eight industrialization projects. It further strengthened the intellectual property management and protection by making a total of 204 patent applications during the year. The Group was recognized as an innovative enterprise in the first batch of national innovative enterprises and a model enterprise in the first batch of national intellectual property model enterprises.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements together with the accompanying notes, included elsewhere in this announcement.

Overview

The Group is engaged principally in alumina refining and primary aluminum smelting operations. The Group organizes and manages its operations according to the following business segments:

*

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum smelters and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and gallium.

*

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power smelting alumina to produce primary aluminum and selling substantially all primary aluminum products to external customers. In addition, this segment includes production and sales of carbon products and small amount of aluminum-fabricated products.

*

Corporate and other services segment, which includes the headquarters' operations, research conducted by the Group's research institutes and provision of the Group's research and development services to third parties.

Results of Operations

The Group's net profit amounted to RMB11,745 million for the year ended December 31, 2006, representing a year on year increase of RMB4,723 million and an increase by 67.26% from the previous year's net profit of RMB7,022 million.

Revenues

The Group's total revenue increased by 24,070 million from RMB37,826 million for the year 2005 to RMB61,896 million for the year 2006, representing an increase of 63.63%. The increase was primarily due to the increase in sales volume and selling prices of the Group's principal products, alumina and primary aluminum.

In 2006, the Group's external sales volume of primary aluminum reached 1,823,100 tonnes, representing an increase of 918,100 tonnes or 101.44% from 905,000 tonnes of 2005. The growth was primarily attributable to the increase of production volume of primary aluminum resulting from commencement of production of the aluminum production line of Guizhou branch and the aluminum project of Shanxi-Huaze, acquisition and establishment of joint ventures, technological renovation of other production lines and trade sales. The increase of sales volume of primary aluminum contributed to an increase of RMB13,213 million in the revenue.

The external sales volume of alumina increased from 642,040 tonnes in 2005 (inclusive of trade volumes of 1,055,400 tonnes) to 6,799,400 tonnes in 2006 (inclusive of trade volumes of 1,183,700 tonnes), representing an increase of 379,000 tonnes or 5.9%. The increase was mainly attributable to the increase of output from the overall operation of production of the 800,000 tonnes alumina phase III production line in Shanxi, and the 700,000 tonnes alumina production line in Henan during 2006. The increase of the external sales volume of alumina contributed to an increase of RMB1,266 million in the revenue.

In 2006, the Group's average external selling price of primary aluminum products reached RMB17,492 per tonne (excluding tax, hereinafter), representing an increase of RMB3,100 per tonne or 21.53% from RMB14,392 per tonne for 2005, which contributed to an increase of RMB5,652 million in the revenue.

In 2006, the Group's average external selling price of alumina products reached RMB3,608.73 per tonne, representing an increase of RMB267.95 per tonne (or 8.02%) from RMB3,340.78 per tonne for 2005, which contributed to an increase of RMB1,830 million in the revenue.

In 2006, the sales of chemical alumina and other products increased by approximately RMB2 billion from the previous year.

Cost of Sales

The Group's total cost of sales increased by RMB16,351 million or representing an increase of 64% from RMB25,543 million in 2005 to RMB41,894 million in 2006. The increase was mainly attributable to the growth in external sales volume of alumina and primary aluminum and the increased unit cost of sales of the same.

Selling and Distribution Expenses

The Group's selling and distribution expenses increased by RMB238 million from RMB720 million in 2005 to RMB958 million in 2006, representing an increase of 33.05%, which was primarily attributable to the increase in transportation fee, loading fee and packing fee due to the growth of sales volume of primary aluminum.

General and Administrative Expenses

General and administrative expenses increased by RMB603 million from RMB1,490 million in 2005 to RMB2,093 million in 2006, representing an increase of 40.46%. The increase was mainly attributable to the increase in expenses of approximately RMB344 million as a result of commencement of Shanxi Huaze, acquisitions and the establishment of joint-ventures. The related tax charges other than income tax imposed by the PRC tax authorities increased by RMB215 million due to the expanded business generating taxable transactions. The continued efforts to strengthen the internal control system and information system of the Group increased the expenses by approximately RMB44 million.

Research and Development Cost

In 2006, the Group's expenditure for research and development slightly increased by RMB1 million from RMB113 million in 2005 to RMB114 million.

Other Income and Other Gains or losses, net

The Group's other income and other gains or losses, net in 2006 were RMB565 million, an increase of RMB444 million or 366.94% from RMB121 million in the previous year. This was attributable to the fact that Chalco Trading hedged some of the primary aluminum contracts in the futures market, resulting in an increase of RMB81 million in other revenues. Increase of RMB236 million was mainly due to the recognition of excess of interest in the net fair value of net assets acquired over cost.

Operating Profit

As a result of the foregoing, the Group's operating profit increased by RMB7,321 million from RMB10,081 million in 2005 to RMB17,402 million in 2006, representing an increase of 72.62%. The Group's operating profit as a percentage of sales of goods was 26.65% in 2005 and 28.11% in 2006.

Finance Costs

The Group's finance costs increased by RMB349 million or 96% from RMB367 million in 2005 to RMB716 million in 2006. The increase was primarily attributable to the ceasing of interest capitalization due to the commencement of production of Shanxi Huaze's aluminum smelting and power project, Shanxi alumina project of 800,000 tonnes and Henan alumina project of 700,000 tonnes. This led to an increase of RMB243 million in interest expenses, and finance costs of RMB158 million for the merger and acquisition of new entities consolidated into the Group.

Income Taxes

The Group's income tax expenses increased by RMB1,899 million or 76.11% from RMB2,495 million in 2005 to RMB4,394 million in 2006, which was mainly attributable to the increased profit of the Group. In 2006, the Group's average tax rate was 26.18%, which was slightly higher than the average tax rate of 25.61% in prior year. The Group's income tax rate is lower than the statutory tax rate of 33.0%. This is mainly because of the preferential tax rate of 15% for the three branches of the Company in Guizhou, Guangxi and Qinghai and Zunyi Aluminum Company Limited, an acquired subsidiary, which are located in the western region of the PRC.

Minority Interest

Minority interest increased by RMB418 million from RMB224 million in 2005 to RMB642 million in 2006, primarily due to the increase in the minority interest as a result of the acquisition of subsidiaries and establishment of joint ventures, and the increase in profits of the Company's subsidiaries.

Net Profit Attributable to Equity Holders of the Company for the Year

As a result of the foregoing, the Group's net profit attributable to equity holders of the Company increased by RMB4,723 million an increase of 67.26% from RMB7,022 million in 2005 to RMB11,745 million in 2006.

Discussion of Segment Operations

Alumina Segment

Sales of Goods

The Group's total sales of goods of the alumina segment increased by RMB9,566 million, representing an increase of 34.1% from RMB28,046 million in 2005 to RM37,612 million in 2006.

Revenues from the external sales of alumina segment in 2006 increased by RMB4,155 million or 18.18% from RMB22,854 million in 2005 to RMB27,009 million in 2006, mainly due to the increase in external sales volume and selling price of the Group's alumina.

Revenues from the sales of alumina to the Group's smelters rose by RMB5,411 million from RMB5,192 million in 2005 to RMB10,603 million in 2006, primarily due to the increased total demand of alumina for production as a result of the increased output of the Group's aluminum.

Operating Profit

The Group's total operating profit of alumina segment increased by RMB3,030 million, or 29.38% from RMB10,312 million in 2005 to RMB13,342 million in 2006.

Primary Aluminum Segment

Sales of Goods

The Group's total sales of goods for the primary aluminum segment increased by RMB19,129 million or 135.39% from RMB14,128 million in 2005 to RMB33,257 million in 2006, mainly due to the increase of the Group's primary aluminum sales volume and selling price.

Operating Profit

The primary aluminum segment recorded an operating profit of RMB4,476 million in 2006, representing an increase of RMB4,244 million as compared with RMB232 million in 2005.

Corporate and Other Services Segment

The Group's corporate and other services segment reflected the expenses of the Group's corporate segment, research and development services and product sales of the Group's research institute to external customers. This segment recorded an increase in operating loss from RMB48.44 million in 2005 to a loss of RMB54.49 million in 2006.

Working Capital and Liabilities

As of December 31, 2006, the Group's current assets amounted to RMB25,728 million, representing an increase of RMB8,765 million as compared with RMB16,963 million in 2005.

-	As at December 31, 2006, the Group's cash and cash equivalents amounted to RMB12,803 million, representing an increase of RMB5,205 million as compared with RMB7,598 million as of December 31, 2005.

-

As of December 31, 2006, the Group's inventories amounted to RMB9,036 million, representing an increase of RMB1,801 million as compared with RMB7,235 million as of December 31, 2005. The Group's turnover rate of inventory in 2006 was 5.15, representing an increase of 1.17 as compared with the 3.98 in the previous year. This was resulted from the effective management on inventory.

-

The Group's net accounts receivable amounted to RMB2,026 million, representing an increase of RMB1,065 million as compared with RMB961 million as of December 31, 2005. Of the accounts receivable, bills receivable and trade receivables increased by RMB858 million and RMB206 million from RMB712 million and RMB250 million as of December 31, 2005 to RMB1,570 million and RMB456 million respectively. The turnover rate of accounts receivable was basically the same as compared to 8.7 in the previous year.

As of December 31, 2006, the Group's current liabilities amounted to RMB21,561 million, representing an increase of RMB6,623 million as compared with RMB14,938 million at the end of 2005. Of the current liabilities, the total loans increased by RMB1,380 million to RMB5,113 million from RMB3,733 million in 2005; short terms bonds amounted to RMB4,985 million, representing an increase of RMB3,014 million as compared to the corresponding period in 2005; and the account payable, current income taxes payable and other current liabilities increased by RMB238 million, RMB705 million and RMB1,286 million, respectively.

-

In 2006, the Company was granted the qualification to issue the second tranche of corporate short-term bonds within a revolving credit of RMB5 billion, for a term of one year. In May 2006, the Company issued short-term bonds of RMB3 billion at par for repayment of certain short-term borrowings and for working capital purposes. In December 2006, the Group issued short-term bonds of RMB1,933 million with nominal value of RMB2 billion at discount for working capital purposes.

-

As a result of the foregoing, the Group's net current assets amounted to RMB4,167 million as of December 31, 2006. This represented an increase of RMB2,142 million as compared to the net current assets of RMB2,025 million as of December 31, 2005.

As of December 31, 2006, the Group's liquidity ratio was 1.19, representing an increase of 0.05 as compared to 1.14 as of December 31, 2005. The quick ratio of the Group was 0.77, representing an increase of 0.12 as compared to the 0.65 in the previous year.

Capital Expenditures, Capital Commitments and Investment Undertakings

In 2006, the Group completed fixed assets investments amounted to RMB8,091 million, which consisted mainly of the investment in Phase III of Guangxi alumina project, 600,000 tonnes Bayer alumina project of Shandong Aluminum, an integrated aluminum project of Shanxi Huaze of 280,000 tonnes, expansion project of 700,000 tonnes of Henan Branch, Guizhou alumina project for energy saving and consumption reduction, and projects on environmental conservation and energy saving.

As of December 31, 2006, the Group's capital commitment of fixed assets amounted to RMB8,200 million, of which those contracted but not provided for amounted to RMB2,167 million and those authorized and not contracted amounted to RMB6,033 million. The Group's external investment undertaking amounted to RMB880 million, mainly attributable to the establishment of Guangxi Huayin alumina project and Zunyi Alumina through joint venture. The Group's investment in construction and upgrade of technology as well as external investment and acquisition improved the Group's capacity and output of alumina and primary aluminum.

The Group's gearing ratio (total borrowings/(total borrowings + total equity - minority interest)) decreased to 29.58% as of December 31, 2006 from 32.05% as of December 31, 2005, representing a decrease of 2.47 percentage points, which was mainly attributable to the H shares placement of the Company and increased profit.

The Group's capital expenses and external investment are mainly financed by operating activities, long-term and short-term loans and additional shares placement. In light of the Group's creditability and various domestic and overseas financing methods, the Group believes that there will be no difficulty in financing capital investments.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of December 31, 2006 amounted to RMB12,802 million, comprising foreign currency deposits of AUD31.95 million, US$30.67 million and HK$9.42 million.

Cash Flow from Operating Activities

Cash from operations increased by RMB4,634 million or 53.95% from RMB8,590 million in 2005 to RMB13,224 million in 2006. The increase was primarily the result of the Group's increased profit.

Cash Flow from Investing Activities

Net cash outflow from investing activities in 2006 was RMB10,244 million, increasing by RMB1,423 million compared with RMB8,821 million in 2005. This was mainly due to the increase in capital expenditure of the Group.

Cash Flow from Financing Activities

Net cash outflow from financing activities amounted to RMB775 million in 2006, which was a decrease of RMB2,380 million as compared with an inflow of RMB1,605 million in 2005. This was mainly due to the Group's placement of new H shares for net proceeds of approximately RMB4,390 million, the issuance of short-term bonds for net proceeds of RMB4,913 million, repayment of short-term bonds of RMB2 billion additional bank loans of RMB2,879 million, bank loan repayments of RMB6,438 million and dividend payments of RMB4,611 million.

Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material differences between future exchange rate and current exchange rate or historical exchange rate. The changes in the exchange rate of Renminbi will impact the ability of the Group to carry out operations relating to foreign exchange. Those changes will also impact the ability of the Group to pay dividends in HK dollars and to pay dividends of American Depository Shares in US dollars. The Group believes that it is able and will be able to obtain sufficient foreign exchange to implement the above-mentioned obligations.

Impact of Appreciation of Renminbi

The Group believes that, since the price of domestic alumina is determined with reference to the price of imported alumina, the appreciation of Renminbi will affect prices of the domestic spot market of alumina.

However, the appreciation of Renminbi will not have a significant impact on the Group's operations because the Group's import and export volume and foreign currency loans are minimal in 2006. From the perspective of production costs, the appreciation of Renminbi will, to some extent, enhance the competitiveness of the Group in the international market.

BUSINESS PROSPECT

After over five years' growth, the Group has greatly enhanced its comprehensive strengths, influence, control and leading position in the industry as well as its core competitiveness and risk control capability.

Looking into 2007, it is expected that the increasing aluminum consumption, a result of the robust global and the PRC's economies, will bring further rooms for development to the Group. However, there are also existing challenges such as the uncertain factors in product prices, the aggravated cost pressure from the rising prices of major raw materials, and intensifying market competition due to the rapidly expanding alumina production capacity.

In 2007, by focusing on production and operation, capital operation, technological innovation, cost and consumption reduction, safety and stability, the Group will seize development opportunities, promote stable operations and steady development and develop the Company into a more powerful, outstanding and more harmonious enterprise. Specifically, the major goals of the Group are as follows:

1.

To enhance its global competitiveness and risk resistance, the Group will continue to consolidate, merge and acquire suitable aluminum enterprises to expand its production capacity, refine product structure and further improve and extend the production chain. Meanwhile, the Group aims at strengthening the overall competitiveness by integrating and upgrading the management mode and rules of the newly acquired enterprises, and thereby enhancing the management level.

2.

The Company will duly implement the listing of its A shares and complete the share reforms, while seeking new financing channels and platforms including issuance of corporate bonds, in order to pave the way for the Group's future development.

3.

The Group will accelerate the construction of key projects, such as the three alumina expansion projects of 800,000-tonnes in Guangxi, Zunyi Aluminum and Chongqing, the 400,000-tonne alumina expansion project in Guizhou and the 1,600,000-tonne alumina expansion project in Guangxi Huayin. The Group will continue to expand production capacity in Lanzhou Aluminum, Fushun Aluminum and Jiaozuo Wanfang.

4.

The Group will press ahead its corporate resources strategy by focusing on acquisition and control of resources. It will strengthen cooperation, give weight to key projects and expand its share of resources. Meanwhile, it will broaden the range of resources exploration and supply and put more efforts in the investment and construction of the mines.

5.

The Group will take advantages of the centralized management and integrated operation to control sourcing costs, cut down marketing and financial expenses and improve working capital efficiency. The Group will improve its cost indicator system through comprehensive analysis and control of the cost structure from all aspects of its operation including all employees and all aspects of the whole process.

6.

The Group will actively promote resources recycling by strategically position resources conservation and environmental protection. It will seek new breakthroughs in the reduction of resources consumption and energy conservation in order to raise its resource recovery and utilization rates.

7.

The Group will optimize the internal allocation of technological resources for effective technology sharing, and facilitate the industrialization and utilization of research achievements so as to convert its technological strengths into economic and competitive advantages.

8.	The Group will value strategy on human resources and strengthen the training of its management personnel and employees with a view to improving their skills and abilities.

In 2007, the Board will do its utmost to achieve these goals as a return to our shareholders.

USE OF PROCEEDS

As of December 31, 2006, RMB1,104 million of the Company's net proceeds from its new H Share placement in May 2006 was used for capital expenditures and acquisitions.

LITIGATION

Pending Litigation

In 2006, Fushan Aluminum, a subsidiary of the Company, was claimed by several banks to be jointly liable for repayment of loans lent by the several banks to a third party and the claims by the banks are for repayment of a total bank loan of RMB971.19 million. In March 2007, Fushan Aluminum was claimed by another bank to be liable to the bank for repayment of bank loan lent by that bank to the third party in the sum of RMB283.68 million.Fushan Aluminum was acquired by the Company from the third party. The Directors, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on a fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claim is necessary as of December 31, 2006.

SHARE CAPITAL STRUCTURE

The share capital structure of the Company as of December 31, 2006 was as follows:

As of December 31, 2006

Shareholders of		Percentage of total
Domestic Shares or H Shares	No. of shares	issued share capital
	(In millions)	(%)

Shareholders of Domestic Shares

Chinalco	4,612.16	39.59
China Cinda	900.56	7.73
China Construction Bank	709.77	6.09
China Orient	602.25	5.17
China Development Bank	554.94	4.76
Guangxi Investment	196.80	1.69
Guizhou Development	129.43	1.11

Shareholder of H Shares

Alcoa	884.21	7.59
Other shareholders in the public	3,059.76	26.27

Based on information that is publicly available to the Company, and within knowledge of the Directors as of March 9 2007, being the latest practicable date prior to the issue of this announcement, there is sufficient public float in the share capital structure of the company as required under the Hong Kong Listing Rules.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as of December 31, 2006, the persons other than Directors, Chief Executives or Supervisors of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the SFO) are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, Chief Executives and Supervisors):

					Percentage of	Percentage
Name of	Class of	Number of			the relevant	in total issued
substantial shareholder	Shares	shares held		Capacity	class of share	share capital

Aluminum Corporation
of China	Domestic	4,612,161,060	(L)	Beneficial Owner	59.85%	39.59%
China Cinda Assets
Management Corporation	Domestic	900,559,074	(L)	Beneficial Owner	11.69%	7.73%
China Construction
Bank Corporation	Domestic	709,773,136	(L)	Beneficial Owner	9.21%	6.09%
China Orient Asset
Management Corporation	Domestic	602,246,135	(L)	Beneficial Owner	7.82%	5.17%
Alcoa Inc (1)	H Shares	884,207,808	(L)	Interests of	22.40%	7.59%
				corporation
				controlled by
				Alcoa Inc.
Templeton Asset
Management Limited	H Shares	710,267,000	(L)	Investment manager	18.01%	6.10%
JP Morgan Chase & Co (2)	H Shares	300,770,010	(2)	Interests of	7.63%	2.58%
				corporation
				controlled by
				JP Morgan
				Chase & Co.

Notes:

(L)	Denotes long position.

(1)	The interest in shares of Alcoa is held through Alcoa International (Asia) Limited.

(2)	The interest in shares of JP Morgan Chase & Co. includes 194,301,810 shares as long position, and 106,468,200 shares as lending pool.

INTERESTS OF DIRECTORS, CHIEF EXECUTIVES AND SUPERVISORS IN SHARES OF THE COMPANY

During the year ended December 31, 2006, none of the Directors or Chief Executives or Supervisors or their respective associates had any interests in the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance ("SFO")) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

During the year ended December 31, 2006, none of the Directors or Chief Executives, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 88,000 employees as of December 31, 2006. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement pension and other miscellaneous items.

PROPOSED APPLICATION TO ISSUE A SHARES IN THE PRC

On March 13, 2006, the Board resolved and approved at the 2005 Annual General Meeting held on 10 May, 2006 that the Company would apply (i) to the China Securities Regulatory Commission for the issue of a maximum of 1,500,000,000 A Shares to the PRC public, and (ii) to the Shanghai Stock Exchange for the listing of the A Shares on the Shanghai Stock Exchange. The amount to be raised from the proposed A Share issue is expected to be not more than RMB8 billion. The net proceeds will be used principally for the construction of alumina and primary aluminum projects. No A Shares were issued pursuant to the resolutions passed at the 2005 Annual General Meeting.

As approved by the shareholders at the Extraordinary General Meeting held on 27 February, 2007, the Company will issue no more than 1,500,000,000 domestically listed Renminbi-denominated ordinary shares of nominal value RMB1.00 each by way of share exchange to all the shareholders of Shandong Aluminum and Lanzhou Aluminum other than Chalco, including the third party or parties (if any) who provide cash alternatives to the shareholders of Shandong Aluminum and Lanzhou Aluminum. The issue is structured by way of share exchange with the shareholders of Shandong Aluminum and Lanzhou Aluminum other than Chalco, at an issue price of RMB6.60 per share. The consideration of the issue is the shares of Shandong Aluminum and Lanzhou Aluminum held by the shareholders of Shandong Aluminum and Lanzhou Aluminum other than Chalco. The Company will not raise any fund by the issue, and no investment project in relation to the fund raising will be involved.

PROPOSED APPLICATION TO ISSUE LONG-TERM BONDS

A resolution relating to the issue of long-term corporate bond by the Company in the amount not exceeding RMB5 billion was approved by the Board of the Company on February 9, 2007 and the Extraordinary General Meeting held on February 27, 2007. The details as to the amount to be issued, its duration and interest rate will be determined subject to the approval by the relevant authorities and the prevailing market condition at the time of the issue. The proceeds raised from the bonds will be used mainly for renovation expansion projects of alumina and aluminum.

PROPOSED APPLICATION TO ISSUE SHORT-TERM BONDS

On March 10, 2007, the Board resolved and approved the Company to issue short-term bonds with a principal amount of not more than RMB 5 billion with a maturity period of one year, subject to shareholders' approval. The specific proposal and schedule of the issue will be subject to the approval of relevant authorities and the market condition. The net proceeds of the issue of short-term bonds will be principally used as working capital of the Company.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As of December 31, 2006, the Group had not placed any designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the year.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the year ended December 31, 2006, except for Code A.2.1, the Company was in compliance with the principles and code provisions in the "Code on Corporate Governance Practices" as set out in Appendix 14 of the Hong Kong Listing Rules.

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the code of conduct regarding securities transactions by the Directors, Supervisors and specific employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules.

Code A.2.1 of the CG Code requires the roles of chairman and chief executive officer to be separate and not be performed by the same individual. Currently, Mr. Xiao Yaqing serves as the Chairman and Chief Executive Officer of the Company. The Directors are of the opinion that this arrangement is for the benefit of the long term development of the Company.

Other than the deviation mentioned above, the Board is of the view that the Company has complied with the code provisions of the CG Code.

SECURITIES TRANSACTIONS OF THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

The Board has formulated written guidelines on securities transactions by the Directors, Supervisors and relevant employees of the Company which are on terms no less exacting than the required standard set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules. Following a specific enquiry by the Company, all Directors, Supervisors and Relevant Employees have confirmed that they have fully complied with the required standards set out in the guidelines.

AUDIT COMMITTEE

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The consolidated financial statements of the Company for the year ended December 31, 2006 have been reviewed by the Audit Committee of the Company.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Thursday, April 19, 2007 to Friday, May 18, 2007, both days inclusive. In order to be eligible to attend the Annual General Meeting to be held on May 18, 2007, all completed transfer forms accompanied by the relevant share certificates must be lodged with the H share registrar of the Company, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, at the close of business on Wednesday, April 18, 2007.

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

The Company did not redeem any of its shares during 2006. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2006.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

An annual report of the Company containing all the financial and relevant information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Hong Kong Listing Rules of the Hong Kong Stock Exchange will be posted on the website of the Hong Kong Stock Exchange in due course.

The financial information set out above does not constitute the Company's statutory financial statements for the years ended December 31, 2005 and 2006 but is derived from the consolidated financial statements prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the HKICPA. Those consolidated financial statements for the year ended December 31, 2006, which contain an unqualified auditors report, will be delivered to the Registrar of Companies, and delivered to shareholders as well as made available on the Company's website at http://www.chalco.com.cn.

By order of the Board of Directors
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman, Chief Executive Officer

Beijing, PRC
March 10, 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

* For identification only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary